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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                           MONARCH DENTAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   609044 10 2
                                   -----------
                                 (CUSIP Number)

                                   Fred Knoll
                          Knoll Capital Management L.P.
                           200 Park Avenue, Suite 3900
                            New York, New York 10166
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 13, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages

CUSIP NO. 609044 10 2             SCHEDULE 13D                 Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Europa International Inc.
      No I.R.S. Identification Number
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            273,700
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        273,700
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      273,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.61%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 609044 10 2             SCHEDULE 13D                 Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Knoll Capital Management L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            273,700
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        273,700
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      273,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.61%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 609044 10 2             SCHEDULE 13D                 Page 4 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Fred Knoll
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            273,700
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        273,700
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      273,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.61%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 609044 10 2                                          Page 5 of 8 Pages

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.01 per share ("Common Stock") of Monarch Dental Corporation (the "Issuer"). The address of the Issuer's principal executive office is Tollway Plaza II, 15950 North Dallas Parkway, Suite 825, Dallas, Texas 75248.

Item 2. Identity and Background.

      (a)-(c), (f) This statement is being filed jointly by Europa International Inc. ("Europa"), a company organized under the laws of the British Virgin Islands, Knoll Capital Management L.P. ("Knoll Capital"), a Delaware limited partnership and Fred Knoll, a citizen of the United States. (Mr. Knoll, together with Europa and Knoll Capital, are referred to herein as the "Reporting Persons"). Europa is a fund which invests in and otherwise trades in equity and equity-related securities. The investments of Europa are managed by Knoll Capital. Knoll Capital is an investment management firm. Fred Knoll is the principal of Knoll Capital. The director of Europa is Standard Nominees Trident Trust Company (B.V.I.) Limited ("Standard"), a company organized under the laws of the British Virgin Islands. The principal business address of Europa and Standard is P.O. Box 146, Road Town, Tortola, British Virgin Islands. The principal business address of Knoll Capital and Mr. Knoll is 200 Park Avenue, Suite 3900, New York, New York 10166.

      (d)(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The amount of funds used to purchase the shares of Common Stock beneficially owned by the Reporting Persons was approximately $115,640.87 (including commissions). All of such funds were from the investment capital of Europa.

Item 4. Purpose of Transaction.

            The shares of Common Stock beneficially owned by the Reporting Persons were acquired for and are being held for investment purposes. The Reporting Persons purchased the shares of Common Stock based on the belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. Mr. Knoll has had and may continue to have discussions with management and may have discussions with the Issuer's lenders. These discussions may involve a possible transaction with the Issuer, including acquiring control of the Issuer or a potential acquisition of the Issuer. Depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may, from time to time, purchase additional shares of Common Stock or sell shares of Common Stock in open market or privately negotiated transactions. The Reporting Persons may, in the future, have influence over the corporate activities of the Issuer, including activities such as those described in subsections (a) through (j) of
Item 4 of Schedule 13D.

      In addition, an informal arrangement may be deemed to exist between the Reporting Persons and Bruce Galloway. Mr. Galloway, for and on behalf of accounts over which he has control, beneficially owns as of the date of this filing, an aggregate of 125,099 shares of the Issuer's Common Stock, representing approximately 5.8% of the total class. Although there is no agreement between the Reporting Persons and Mr. Galloway

CUSIP NO. 609044 10 2                                          Page 6 of 8 Pages

relating to the Issuer's securities, including any agreement with respect to the holding, disposing or voting of such securities, Mr. Knoll, together with Mr. Galloway, may seek to have discussions with management or the Issuer's lenders regarding the transactions enumerated above and Messrs. Knoll and Galloway may determine to correlate their activities with respect to their investment in the Issuer.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Persons are the beneficial owners of an aggregate of 273,700 shares of Common Stock, representing approximately 12.61% of the total class.

(b) The Reporting Persons share the power to vote or direct the vote and dispose or direct the disposition of 273,700 shares of Common Stock.

(c) Within the past 60 days, Europa purchased shares of Common Stock on the open market as follows:

Date                  Number of Shares Purchased             Price per Share
----                  --------------------------             ---------------

3/12/02                         6,000                            $1.99000

3/13/02                        10,000                            $1.94000

3/13/02                        10,000                            $1.99000

3/18/02                        22,000                            $1.89000

3/20/02                         5,000                            $1.84000

3/25/02                         5,300                            $2.13790

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

(i) Statement as to Joint Filing of Schedule 13D, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 609044 10 2                                          Page 7 of 8 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2002                         Europa International, Inc.

                                                 By: /s/ Fred Knoll
                                                    ----------------------------
                                                 Title: Knoll Capital Management
                                                        Investment Manager


                                                 Knoll Capital Management L.P.

Dated: April 3, 2002                         By: /s/ Fred Knoll
                                                --------------------------------
                                                 Name: Fred Knoll
                                                 Title: Principal

Dated: April 3, 2002                                    /s/ Fred Knoll
                                             -----------------------------------
                                                   Fred Knoll, individually

CUSIP NO. 609044 10 2                                          Page 8 of 8 Pages

                                     EXHIBIT

The undersigned hereby agree to file with the Securities and Exchange Commission a joint Schedule 13D on behalf of the below-named parties concerning their beneficial ownership of Monarch Dental Corporation.

Dated: April 3, 2002

EUROPA INTERNATIONAL, INC.

By: /s/ Fred Knoll
   --------------------------------------
   Name:  Europa International, Inc.
   Title: Knoll Capital Management
          Investment Manager


KNOLL CAPITAL MANAGEMENT L.P.

By: /s/ Fred Knoll
   --------------------------------------
   Name: Fred Knoll
   Title: President


FRED KNOLL, INDIVIDUALLY

By: /s/ Fred Knoll
   --------------------------------------